     As filed with the Securities and Exchange Commission on August 3, 2001

                                                      Registration No. 333-_____
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                -----------------

                               ALLOY ONLINE, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                           04-3310676
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                          Identification Number)

                        151 West 26th Street, 11th Floor
                               New York, NY 10001
                                 (212) 244-4307
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               Matthew C. Diamond
                      Chairman and Chief Executive Officer
                        151 West 26th Street, 11th Floor
                               New York, NY 10001
                                 (212) 244-4307
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             With copies to each of:

       Samuel A. Gradess                                 Richard M. Graf
    Chief Financial Officer                       Mintz, Levin, Cohn, Ferris,
       Alloy Online, Inc.              And          Glovsky and Popeo, P.C.
151 West 26th Street, 11th Floor                   701 Pennsylvania Ave., N.W.
       New York, NY 10001                              Washington, DC 20004
         (212) 244-4307                                   (202) 434-7300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

========================= ============== ==================== ==================== ==================
 Title of each class of                    Proposed maximum     Proposed maximum
    securities to be       Amount to be   offering price per   aggregate offering       Amount of
       registered           registered          share             price (1)(2)      registration fee
------------------------- -------------- -------------------- -------------------- ------------------
     Common Stock,         6,047,560        $16.055(2)           $97,093,575.80      $24,255.39(4)
    $0.01 par value
========================= ============== ==================== ==================== ==================

(1) Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the "Act"), this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) The price of $16.055 per share, which was the average of the high and low prices of the Registrant's Common Stock, as reported on the Nasdaq National Market on July 27, 2001, is set forth solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended.

(3) Consists of 1,782,688 shares of common stock, up to 3,204,116 shares of common stock issuable upon conversion of preferred stock, and up to 1,060,756 shares of common stock issuable upon exercise of warrants.

(4) The registration fee paid herewith is being reduced by $18.00, which is the amount overpaid by Registrant in connection with its registration statement on Form S-3, Registration Number 333-61352 filed on May 21, 2001.

                 -----------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


Prospectus

                   Subject to Completion dated August 3, 2001

                               Alloy Online, Inc.

                        6,047,560 Shares of Common Stock

                            ------------------------

      We have prepared this prospectus to allow the selling stockholders we identify herein to sell up to 6,047,560 shares of our common stock. Certain of the selling stockholders may acquire the shares after converting shares of preferred stock or exercising warrants we issued to them in private placements of our Series A preferred stock and a related warrant and our Series B preferred stock and related warrants. Other selling stockholders acquired or will acquire the shares in connection with our acquisitions of Triple Dot Communications, Inc. or Y Access, LLC or our pending acquisition of CASS Communications, Inc. We will not receive any of the proceeds from the sale of common stock by the selling stockholders pursuant to this prospectus, although we will receive the exercise price for warrants exercised by the selling stockholders and we will bear certain expenses incident to the registration of shares of common stock for the selling stockholders.

      The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices, but they are not required to sell any shares. The price to the public for the shares and the proceeds to the selling stockholders at any time will depend upon the market price of the securities when sold. See "Selling Stockholders" and "Plan of Distribution."

      The 6,047,560 shares included in this prospectus include 1,026,887 shares we are registering to satisfy our obligation contained in the registration rights agreement executed in connection with the private placement of our Series B preferred stock and related warrants to register shares of common stock equal to 1.50 times the number of shares issuable, as of the day prior to the filing of the registration statement that includes this prospectus upon conversion of the Series B preferred stock and exercise of the related warrants.

      Our common stock is traded on the Nasdaq National Market under the trading symbol "ALOY." On August 2, 2001, the last reported sale price for the common stock on the Nasdaq National Market was $16.92 per share.

                            ------------------------

                  Investing in our common stock involves risks.
                     See "Risk Factors" beginning on page 4.

                            ------------------------

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.

                    This prospectus is dated August __, 2001.

                                TABLE OF CONTENTS

                                                                          Page

PROSPECTUS SUMMARY...........................................................1
RECENT DEVELOPMENTS..........................................................2
THE OFFERING.................................................................3
RISK FACTORS.................................................................3
         Risk Factors That May Affect Future Results.........................3
         RISKS RELATED TO OUR BUSINESS.......................................3
         Risks Related to the Internet Industry..............................8
         RISKS RELATING TO OUR COMMON STOCK.................................10
         YOU SHOULD NOT RELY ON FORWARD LOOKING STATEMENTS
           BECAUSE THEY ARE INHERENTLY UNCERTAIN............................11
USE OF PROCEEDS.............................................................12
SELLING STOCKHOLDERS........................................................12
PLAN OF DISTRIBUTION........................................................15
LEGAL MATTERS...............................................................16
EXPERTS.....................................................................16
WHERE YOU CAN FIND MORE INFORMATION.........................................16

                               PROSPECTUS SUMMARY

      You must also consult the more detailed financial statements, and notes to financial statements, incorporated by reference in this prospectus. This prospectus contains forward-looking statements and actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors as outlined in this prospectus.

                                   Our Company

      Alloy Online is a multi-channel media company and direct marketer providing community, content and commerce to Generation Y, the approximately 58 million boys and girls between the ages of 10 and 24. Alloy is a leading brand for this influential generation, which the Census Bureau estimates will grow 19.5% faster than the overall U.S. population and which accounts for more than $250 billion of annual disposable income. Our convergent media model employs an array of integrated online and offline media and marketing assets to reach the Generation Y market. Our Web site, www.alloy.com, is a destination where Generation Y boys and girls can interact, share information, explore compelling and relevant content, and shop. Our action sports Web site, www.ccs.com, offers a complete line of action sports (skate and snowboarding) inspired clothing, shoes and hard goods from leading industry brands. Each of these Web sites is complemented by a direct mail catalog. We have also acquired a developer of books targeted at Generation Y boys and girls, an action sports magazine, two companies that provide Generation Y marketing services and market research and a company that produces publications and Web sites that profile colleges and universities and distributes them to high school students, parents and guidance counselors. We have agreed to acquire a company that provides integrated advertising and marketing services connecting advertisers and their agencies with the college and high school markets. See "Recent Developments" beginning on page 2. We leverage our media assets and our ability to contact Generation Y boys and girls ("contact points") to drive sales of Generation Y-focused apparel, accessories and action sports equipment, and sell comprehensive marketing and advertising services packages to entities seeking to reach the Generation Y audience.

      Since our inception in 1996, we have experienced rapid growth, through both organic growth and strategic acquisitions. Our revenues, primarily from merchandise sales and complemented by advertising and sponsorship sales, have grown from $2.0 million in fiscal 1997 to $91.2 million in the fiscal year ended January 31, 2001 ("fiscal 2000"). Our net losses increased from $1.9 million in fiscal 1997 to $29.7 million in fiscal 2000. In August 1997, we introduced our Alloy direct mail catalog to attract additional visitors to our Web site, increase revenues and build recognition for the Alloy brand. In fiscal 2000, we mailed a total of approximately 36 million Alloy and CCS catalogs to boys and girls of Generation Y. As a result of our online and off-line marketing programs, catalog circulation, Web sites and acquisitions, we have developed a database of over 7.1 million Generation Y boys and girls, enabling us to effectively market to specific segments of our audience. In addition to our sales of Generation Y-focused merchandise, our community of Generation Y boys and girls presents an important opportunity for marketers. Marketers are focusing on Generation Y because of their significant and growing spending power and tendency to carry brand loyalties established at a young age into adulthood. As a result, we pursue sponsorship and other revenue opportunities to connect these marketers with our Generation Y community.

      Our objective is to become the leading Generation Y-focused convergent media and marketing company. We intend to achieve this objective through the following strategies:

      o Enhance and Acquire Strong Brands. We plan to continue building Alloy as our flagship teen brand known for high quality, Generation Y-focused community, content and commerce for both boys and girls. We plan to continue associating our CCS brand with action sports activities, merchandise and lifestyle popular with Generation Y boys. We believe that these strong brands allow us to build customer loyalty rapidly and efficiently and increase the frequency of contact with Generation Y.

      o Grow and Monetize our Generation Y Name Database. We intend to increase the size of our name database through increased catalog circulation, marketing via Alloy-owned media assets, selective advertising and acquisitions.

      o Leverage our Relationships with Advertisers. Over the past two fiscal years, we have developed larger and more comprehensive advertising programs with companies seeking to reach the growing Generation Y audience. Through internal development and acquisition, we plan to increase the number of our contact points with Generation Y to offer these clients greater and more effective access to their target demographic.

      o Expand Media Reach. We intend to pursue a comprehensive, cross media strategy to continuously serve and interact with Generation Y. Our frequently circulated catalogs are the centerpiece of this effort, with our engaging and entertaining Web sites constantly providing current teen-focused community, content and commerce. Our books and magazines reach Generation Y members in the offline world, while relationships with other companies allow us to carry selected Web site content onto wireless devices, have positioned us to capitalize on commerce and content opportunities in the interactive television space as this medium develops and give us a marketing presence in Sam Goody retail music stores throughout the United States.

      o Make Strategic Acquisitions. We continue to seek opportunities to make strategic acquisitions of businesses and assets that complement or expand our existing core businesses and competencies in an effort to achieve any or all of the four strategic objectives discussed above.

      o Strengthen Co-ed Community. Through alloy.com, we plan to continue fostering a community that appeals to both boys and girls, using our other media contact points with Generation Y as feeders to our flagship Web site. We believe that a successful Generation Y community site is largely dependent on dynamic boy-girl interaction. We will continue to create an engaging environment for youths of both sexes to meet and "hang out" by presenting information, products and services that have co-ed appeal.

      o Continue to Improve User Experience. We intend to enhance the appeal of our Web sites by continuously developing our content, services and community-oriented features.

      o Enhance Web Site and Technology Infrastructure. We will continue to invest in infrastructure technologies and transaction-processing systems to support our expected growth. We will continue to incorporate third party technologies that will efficiently and effectively support our fulfillment, commerce, transaction-processing and communications capabilities. We also intend to increase the automation and efficiency of our supply chain and fulfillment activities to enhance our customers' shopping experiences.

      o Expand Internationally. We believe that significant opportunities exist to address the global adoption of the Internet and the international demand for Generation Y-focused community, content and commerce. The size of Generation Y internationally and the emergence of a global youth culture that is heavily influenced by the U.S. present substantial overseas opportunities. We believe that a presence in these markets will enhance our long-term competitive position. Towards that end, we have translated selected content areas of the alloy.com Web site into other languages and circulated CCS catalogs in Japan on a trial basis. We intend to further explore these opportunities to extend the overseas reach of our brands and to create strategic relationships in targeted international markets.

                               RECENT DEVELOPMENTS

      On August 2, 2001, we completed the acquisition of all of the stock of CASS Communications, Inc., an Illinois corporation that is a leading provider of integrated advertising and marketing services connecting advertisers and their agencies with the college and high school markets. To pay for the acquisition, we issued 1,720,392 shares of common stock and paid $9.7 million in cash.
Those 1,720,392 shares are included in the shares being offered by this prospectus. In addition, we agreed to issue additional shares of common stock if CASS' pre-tax earnings for the 12-month period following the closing exceed $3.25 million. We also agreed to issue a contingent note, which will not be payable, if at all, until ___________, 2001, with the principal amount of the Note determined based on the average closing prices of our common stock from the date of this prospectus until ________, 2001. The maximum principal amount of the note will be $10 million, and the note will have no value if the closing price for our common stock averages at least $11.28 per share over the four month period beginning on the date of this prospectus.

                             - - - - - - - - - - - -

      Our principal executive offices are located at 151 West 26th Street, 11th Floor, New York, New York 10001. Our telephone number at that location is (212) 244-4307.

                                  THE OFFERING

Common stock offered....................................   6,047,560 shares (1)

Common stock to be outstanding after the offering.......   27,980,949 shares(2)

Use of proceeds.........................................   We will not receive any proceeds from the sale by
                                                           the selling stockholders of our common stock.

Nasdaq National Market symbol for our common stock......   Our common stock is traded on the Nasdaq National
                                                           Market under the symbol "ALOY"

(1) Consists of 1,782,688 shares of common stock, 877,193 shares of common stock issuable on conversion of our Series A preferred stock, up to 2,326,923 shares of common stock issuable on conversion of our Series B preferred stock and up to 1,060,756 shares of common stock issuable upon exercise of warrants.

(2) The number of shares of common stock to be outstanding after this offering includes the 2,428,475 shares issuable upon exercise of our Series A preferred stock and Series B preferred stock, the 809,510 shares issuable upon exercise of the warrants issued in connection with the private placements of such preferred stock, and the 1,720,392 shares issuable on completion of the CASS acquisition, but does not include, as of July 1, 2001, a total of 8,546,235 shares of common stock, consisting of the following:

      o 5,067,017 shares of common stock underlying options outstanding as of July 1, 2001 at a weighted average exercise price of $12.14 per share;

      o 13,908 shares of common stock underlying warrants presently exercisable as of July 1, 2001 at an average exercise price of $5.06 per share;

      o 2,439,715 shares of common stock available for issuance as of July 1, 2001 under our Restated 1997 Employee, Director and Consultant Stock Plan; and

      o 1,026,887 shares registered to satisfy our obligation contained in the registration rights agreement executed in connection with the private placement of our Series B preferred stock and related warrants.

                                  RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should consider the risks and uncertainties and other information in this prospectus carefully before deciding to buy our common stock. Our business, financial condition and results of operations could be harmed by any of the following risks. The trading price of our common stock could decline due to any of the following risks, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing our company.

Risk Factors That May Affect Future Results

      The following risk factors and other information included in this report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to Our Business

      We have a limited operating history upon which to evaluate our potential for future success. We were incorporated in January 1996 and did not begin to generate meaningful revenues until August 1997. Accordingly, we have only a limited operating history upon which you can evaluate our business and prospects. You must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets, such as electronic commerce. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.

      We have a history of losses, and we may never be profitable. Since our inception in January 1996, we have incurred significant net losses, resulting primarily from costs related to developing our Alloy Web site and database of Generation Y names, attracting users to our Alloy Web site, establishing the Alloy brand, hiring employees, making strategic acquisitions and becoming a public company. As of April 30, 2001, we had an accumulated deficit of approximately $63.1 million. Because of our plans to continue to invest heavily in marketing and promotion, to hire additional employees, to enhance our Web sites and operating infrastructure and make additional strategic acquisitions, we may incur significant net losses for the foreseeable future. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, our losses will be significantly greater. We may never achieve profitability.

      Our stock price may be adversely affected by significant fluctuations in our quarterly operating results. Our revenues for the foreseeable future will remain primarily dependent on sales of merchandise appearing in our catalogs and on our Web sites, and secondarily on sponsorship and advertising revenues. We cannot forecast with any degree of certainty the number of visitors to our Web sites, the extent of our merchandise sales or the amount of sponsorship and advertising revenues.

      We expect our operating results to fluctuate significantly from quarter to quarter. We have already experienced the effects of seasonality on our merchandise sales, which are generally lower in the first half of each year. We believe that sponsorship and advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. If similar seasonal and cyclical patterns emerge in Internet sponsorship and advertising spending, these revenues may vary significantly based on these patterns.

         Other factors which may cause our operating results to fluctuate significantly from quarter to quarter include:

      o our ability to attract new and repeat visitors to our Web sites and convert them into customers;

      o  price competition;

      o  the level of merchandise returns we experience;

      o unanticipated cost increases or delays in shipping, transaction processing and catalog production;

      o unanticipated delays or cost increases with respect to product introductions;

      o the reduction in consumer spending associated with a general slowdown of the U.S. economy;

      o  the costs, timing and impact of our sales and marketing initiatives;

      o  the costs of integrating businesses we acquire into our company; and

      o the shifting views of consumers on Internet-based commerce and Internet-related companies.

      Because of these and other factors, we believe that quarter-to-quarter comparisons of our results of operations are not good indicators of our future performance. If our operating results fall below the expectations of securities analysts and investors in some future periods, then our stock price may decline substantially.

      Our business will suffer if we fail to keep current with Generation Y fashion and lifestyle trends. Our continued success will depend largely on our ability to keep current with the changing fashion tastes and interests of our Generation Y customers. If we fail to anticipate, identify or respond to changes in styles, trends or brand preferences of our customers, we are likely to experience reduced revenues from merchandise sales. Moreover, the Alloy or CCS brands, and our other Generation Y brands, could be eroded by misjudgments in merchandise selection or a failure to keep our community and content current with the evolving preferences of our audience. These events would likely reduce the number of visitors to our Web sites and limit opportunities for sponsorship and advertising sales. As a consequence of these developments, our business would suffer.

      Our business may not grow in the future. Since our inception, we have rapidly expanded our operations, growing from total revenues of $2.0 million in fiscal 1997 to total revenues of $91.2 million in fiscal 2000. Our continued future growth will depend to a significant degree on our ability to increase revenues from our existing businesses, maintain existing sponsorship and advertising relationships and develop new sponsorship and advertising relationships, expand our product and content offering to consumers, while maintaining adequate gross margins, and implement other programs that increase the circulation of our print catalogs and generate traffic for our web-sites. Our ability to implement our growth strategy will also depend on a number of other factors, many of which are or may be beyond our control, including (i) our ability to select products that appeal to our customer base and effectively market them to our target audience, (ii) our ability to make additional strategic acquisitions, (iii) increasing adoption by consumers of the Internet for shopping, (iv) the continued perception by participating advertisers and sponsors that we offer an effective marketing channel for their products and services, and (v) our ability to attract, train and retain qualified employees and management. There can be no assurance that we will be able to successfully implement our growth strategy.

      Our plans for international expansion pose additional risks. An aspect of our growth strategy is to expand our business internationally, through our catalogs as well as the Internet. We have limited experience in selling our products and services internationally. Such expansion will place additional burdens upon our management, personnel and financial resources and may cause us to incur losses. We will also face different and additional competition in these international markets. In addition, international expansion has certain unique risks, such as regulatory requirements, legal uncertainty regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political instability and potentially adverse tax implications. To the extent we expand our business internationally, we will also become subject to risks associated with international monetary exchange fluctuations. Any one of these risks could impair our ability to expand internationally as well as have a material adverse impact upon our overall business operations, growth and financial condition.

      Our planned online and traditional marketing campaigns may not attract sufficient additional visitors to our Web sites or may detract from our image. We plan to continue to pursue aggressive marketing campaigns online and in traditional media to promote the Alloy and CCS brands and our other teen brands and to attract an increasing number of visitors to our Web sites. We believe that maintaining and strengthening the Alloy and CCS brands, as well as our other teen brands, will be critical to the success of our business. This investment in increased marketing carries with it significant risks, including the following:

      o Our advertisements may not properly convey the Alloy or CCS brand images, or the images of our other teen brands, or may even detract from our images. Unlike advertising on our Web sites which gives us immediate feedback and allows us promptly to adjust our messages, advertising in print and broadcast media is less flexible. These advertisements typically take longer and cost more to produce and consequently have longer run times. If we fail to convey the optimal message in these advertising campaigns, the impact may be more lasting and more costly to correct.

      o Even if we succeed in creating the right messages for our promotional campaigns, these advertisements may fail to attract new visitors to our Web sites at levels commensurate with their costs. We may fail to choose the optimal mix of television, radio, print and other media to cost-effectively deliver our message. Moreover, if these efforts are unsuccessful, we will face difficult and costly choices in deciding whether and how to redirect our marketing dollars.

      We rely heavily on third parties for essential business operations, and disruptions or failures in service may adversely affect our ability to deliver goods and services to our customers.

      General. We depend on third parties for important aspects of our business, including:

      o  Internet access;

      o  development of software for new Web site features;

      o  content; and

      o  telecommunications.

      We have limited control over these third parties, and we are not their only client. We may not be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Further, we cannot be certain that the quality of products and services that they provide may remain at the levels needed to enable us to conduct our business effectively. Many of our agreements with technology and content providers are on very favorable terms that do not include license fees, but instead provide for revenue sharing. We may not be able to renew these agreements on similar terms.

      Reliance on Etensity, Inc. We rely heavily on Etensity, Inc. to maintain and operate our alloy.com Web site in its facilities in Sterling, Virginia. This system's continuing and uninterrupted performance is critical to our success. Growth in the number of users accessing our Web site may strain its capacity, and we rely on Etensity to upgrade our system's capacity in the face of this growth. Etensity also provides our connection to the Internet. Sustained or repeated system failures or interruptions of our Web site connection services would reduce the attractiveness of our Web site to customers and advertisers and could therefore have a material and adverse effect on our business. Our contracts for Internet service and Web site hosting were between us and OneSoft Corporation, which was acquired by Etensity in January 2001. Etensity has assumed all of OneSoft's obligations under these contracts, and Etensity is currently servicing us through its Managed and Professional Services division. Service provision from Etensity is untested and there is no assurance that such service will be satisfactory. If Etensity does not perform as we expect, results of our business operations and financial condition will be materially and adversely affected.

      Reliance on Exodus Communications, Inc. We rely heavily on Exodus Communications, Inc. ("Exodus") to provide us with co-location and bandwidth services, (i.e., our connection to the Internet). Sustained or repeated system failures or interruptions of our Web site connection services would reduce the attractiveness of our Web site to customers and advertisers and could therefore have a material adverse effect on our business.

      CCS Web site. Our CCS Web site is divided into two parts: content and e-commerce. We rely heavily on Etensity to maintain and operate the content portion of our www.ccs.com Web site in facilities in Sterling, Virginia. Exodus Communications, Inc. provides us with the co-location and bandwidth services relating to the content component of the www.ccs.com Web site. The e-commerce component of our www.ccs.com Web site is internally managed with all equipment, Web servers, data servers, software applications, routers and firewalls physically located in San Luis Obispo, California. Our internal staff provides the managed care services for this component.

      Reliance on Fulfillment Services Providers. We switched our fulfillment services provider in May 2000. We rely heavily on our third party fulfillment services provider for the performance of order processing, order fulfillment, customer service and shipping for merchandise sold via the alloy.com Web site and the Alloy catalog. Disruptions or delays in these services could discourage customers from ordering from us in the future and could therefore have a material and adverse effect on our business.

      Our management is new and may have difficulty managing our expected growth. In order to execute our business plan, we must continue to grow significantly. This growth will strain our personnel, management systems and resources. To manage our growth, we must implement operational and financial systems and controls and recruit, train and manage new employees. Some key members of our management have only recently been hired. These individuals have had little experience working with our management team. We cannot be certain that we will be able to integrate new executives and other employees into our organization effectively. If we do not manage growth effectively, our business, results of operations and financial condition will be materially and adversely affected.

      We depend on our key personnel to operate our business, and we may not be able to hire enough additional management and other personnel as our business grows. Our performance is substantially dependent on the continued services and on the performance of our executive officers and other key employees, particularly Matthew C. Diamond, our Chief Executive Officer, James K. Johnson, Jr., our Chief Operating Officer and Samuel A. Gradess, our Chief Financial Officer. The loss of the services of any of our executive officers could materially and adversely affect our business. Additionally, we believe we will need to attract, retain and motivate talented management and other highly skilled employees to be successful. Competition for employees that possess knowledge of both the Internet industry and the Generation Y market is intense. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future.

      Intense competition from Internet- and catalog-based businesses may decrease our market share, revenues and gross margins and cause our stock price to decline. We face intense competition in electronic commerce, catalog sales and online services. Our Web sites and Alloy and CCS catalogs compete for Generation Y customers with traditional department store retailers, catalog retailers, direct marketers, specialty apparel and accessory retailers and discount retailers. This competition is likely to increase because it is not difficult to enter the online commerce market, and current and new competitors can launch Web sites at relatively low cost. Competition could result in price reductions for our products and services, reduced margins or loss of market share. Consolidation within the online commerce industry may also increase competition.

      The market for Internet users and community services is highly competitive and rapidly evolving. Competition for users and advertisers is intense and is expected to increase significantly. There are no substantial barriers to entry in these markets. Such competition could result in fewer visitors to our Web sites and reduced sponsorship and advertising revenues.

      Many of our existing competitors, as well as potential new competitors, have longer operating histories, greater brand recognition, larger customer user bases and significantly greater financial, technical and marketing resources than we do. If we fail to compete effectively, our business will be materially and adversely affected and our stock price will decline.

      We may fail to successfully manage and use our databases of Web site users and customers. An important component of our business model involves the use of our lists of catalog requesters and Web site registrants to more effectively target direct marketing messages. We depend upon personal information we collect from our Web site users for data we need to create direct mailing and e-mailing lists, tailor our Web site offerings to the tastes of our Generation Y users and attract marketers to our Web sites. We must continuously expand and update our lists to identify new, prospective Generation Y customers. Names derived from purchased or rented lists may generate lower response rates and, therefore, a lower return on our investment in these lists. We must also continually develop and refine our techniques for segmenting these lists to maximize their usefulness to us and our marketing partners. If we fail to capitalize on these important business assets, our business model will be less successful. In addition, laws or regulations that could impair our ability to collect user names and other information on our Web sites may adversely affect our business. For example, a recently enacted federal law limits our ability to collect personal information from Web site visitors who may be under age 13. If we violate this law we could be fined.

      We must effectively manage our vendors to minimize inventory risk and maintain our margins. In order to fulfill our orders, we depend upon our vendors to produce sufficient quantities of products according to schedule. We may maintain high inventory levels in some categories of merchandise in an effort to maintain satisfactory fulfillment rates for our customers. This may expose us to risk of excess inventories and outdated merchandise, which could have a material and adverse effect on our business. If we underestimate quantities and vendors cannot restock, then we may disappoint customers who may turn to our competitors. We also negotiate with our vendors to get the best quality available at the best prices and increase our profit margins. Our failure to be able to manage our vendors effectively would adversely affect our operating results.

      We may fail to establish and maintain strategic relationships with other Web sites to increase numbers of web site users and increase our revenues. We intend to establish numerous strategic alliances with popular Web sites to increase the number of visitors to our Web sites. There is intense competition for placements on these sites, and we may not be able to enter into these relationships on commercially reasonable terms or at all. Even if we enter into strategic alliances with other Web sites, they themselves may not attract significant numbers of users. Therefore, our sites may not receive additional users from these relationships. Moreover, we may have to pay significant fees to establish these relationships. Our inability to enter into new distribution relationships or strategic alliances and expand our existing ones could have a material and adverse effect on our business.

      We may not be able to adapt as Internet technologies and customer demands continue to evolve. To be successful, we must adapt to rapidly changing Internet technologies and continually enhance the features and services provided on our Web sites. We could incur substantial, unanticipated costs if we need to modify our Web sites, software and infrastructure to incorporate new technologies demanded by our audience. We may use new technologies ineffectively or we may fail to adapt our Web sites, transaction-processing systems and network infrastructure to user requirements or emerging industry standards. If we fail to keep pace with the technological demands of our Web-savvy audience for new services, products and enhancements, our users may not use our Web sites and instead use those of our competitors.

      We may not be able to protect and enforce our trademarks, Web addresses and intellectual property rights. Our Alloy and CCS brand names and our Web addresses, www.alloy.com and www.ccs.com, are critical to our success. We have registered the "Alloy" and "CCS" names, along with other trademarks with the U.S. Patent and Trademark Office. Applications for the registration of other trademarks and service marks are currently pending. We cannot guarantee that any of these trademark applications will be granted. In addition, we may not be able to prevent third parties from acquiring Web addresses that are confusingly similar to our addresses, which could harm our business.

      We may experience fluctuations in postage and paper expenses. Catalog production and distribution expenses represented approximately 42% of our total revenues in the fiscal year ended January 31, 1999, approximately 34% of our total revenues in the fiscal year ended January 31, 2000, and approximately 23% of our total revenues in the fiscal year ended January 31, 2001. A substantial portion of these expenses have been attributable to paper and postage costs. Material increases in paper or catalog delivery costs could have a material and adverse effect on our business. In January, 2001, the United States Postal Service implemented rate increases of approximately 9% for mailing of our catalogs.

      We may be unable to identify and successfully integrate potential acquisitions and investments. We have acquired eight businesses and we may acquire or make investments in other complementary businesses, products, services or technologies on an opportunistic basis when we believe they will assist us in carrying out our business strategy. We could have difficulty in assimilating personnel and operations of the businesses we have acquired and may have similar problems in future acquisitions. In addition, the key personnel of the acquired companies may decide not to work for us. If we acquire products, services or technologies, we could have difficulty in assimilating them into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing shareholders.

      We are vulnerable to new tax obligations that could be imposed on online commerce transactions. We do not expect to collect sales or other similar taxes in respect of shipments of goods into most states. However, various states or foreign countries may seek to impose sales tax obligations on us and other online commerce and direct marketing companies. A number of proposals have been made at the state and local levels that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of online commerce and cause purchasing through our Web site to be less attractive to customers as compared to traditional retail purchasing. Existing legislation limits until October 2001 the ability of the states to impose taxes on Internet-based transactions. Several bills recently have been introduced in the United States Congress that would extend such tax moratorium for an additional five years. Other similar bills recently have been introduced to make the moratorium permanent. Similar bills were introduced in the last Congress but failed to become law. Another recently introduced bill would permit states to collect sales taxes from internet and catalog retailers if states simplify their sales taxes. Failure to renew the current moratorium, or passage of any legislation permitting states to collect sales taxes on internet sales, could result in the imposition by various states of taxes on online commerce. Further, states have attempted to impose sales taxes on catalog sales from businesses such as ours. A successful assertion by one or more states that we should have collected or be collecting sales taxes on the sale of products could have a material and adverse effect on our business.

Risks Related to the Internet Industry

      We are dependent on the continued development of the Internet infrastructure. Our industry is new and rapidly evolving. Our business would be adversely affected if Internet usage and online commerce does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

      o  inadequate Internet infrastructure;

      o  inconsistent quality of service; or

      o  unavailability of cost-effective, high-speed service.

      If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. In addition, Web sites, including ours, have experienced a variety of interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Web usage, including usage of our Web sites, could grow slowly or decline.

      Our long-term success depends on the development of the online commerce market, and on the increased online purchasing by Generation Y, both of which are uncertain. Our future revenues and profits substantially depend upon the widespread acceptance and use of the Internet as an effective medium of commerce by consumers. Demand for recently introduced services and products over the Internet and online services is subject to a high level of uncertainty. The development of the Internet and online services as a viable commercial marketplace is subject to a number of factors, including the following:

      o online commerce is at an early stage and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors;

      o insufficient availability of telecommunications services or changes in telecommunications services could result in slower response times; and

      o the inability of our target demographic group to have regular access to a credit card could cause a slower growth in online commerce for us than for companies targeting consumers in general.

      Adoption of the Internet as an advertising medium is uncertain. The growth of Internet sponsorships and advertising requires validation of the Internet as an effective advertising medium. This validation has yet to fully occur. In order for us to generate sponsorship and advertising revenues, marketers must direct a significant portion of their budgets to the Internet and, specifically, to our Web sites. To date, sales of Internet sponsorships and advertising represent only a small percentage of total advertising sales. Also, technological developments could slow the growth of sponsorships and advertising on the Internet. For example, widespread use of filter software programs that limit access to advertising on our Web site from the Internet user's browser could reduce advertising on the Internet. Our business, financial condition and operating results would be adversely affected if the market for Internet advertising fails to develop or develops slower than expected.

      Breaches of security on the Internet may slow the growth of online commerce and Web advertising and subject us to liability. The need to securely transmit confidential information (such as credit card and other personal information) over the Internet has been a significant barrier to online commerce and communications over the Web. Any well-publicized compromise of security could deter more people from using the Web or from using it to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Furthermore, decreased traffic and online sales as a result of general security concerns could cause advertisers to reduce their amount of online spending. To the extent that our activities or the activities of third-party contractors involve the storage and transmission of information, such as credit card numbers, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. We may need to spend a great deal of money and use other resources to protect against the threat of security breaches or to alleviate problems caused by security breaches.

      We could face liability for information displayed on and communications through our Web sites and in our print publications. We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish on our Web sites and in our print publications. These types of claims have been brought, sometimes successfully, against Internet companies as well as print publications in the past. Based on links we provide to other Web sites, we could also be subjected to claims based upon online content we do not control that is accessible from our Web sites. Claims may also be based on statements made and actions taken as a result of participation in our chat rooms or as a result of materials posted by members on bulletin boards at our Web sites. We also offer e-mail services, which may subject us to potential risks, such as:

      o  liabilities or claims resulting from unsolicited e-mail;

      o  lost or misdirected messages;

      o  illegal or fraudulent use of e-mail; or

      o  interruptions or delays in e-mail service.

      These claims could result in substantial costs and a diversion of our management's attention and resources.

      Efforts to regulate or eliminate the use of mechanisms which automatically collect information on users of our Web site may interfere with our ability to target our marketing efforts and tailor our Web site offerings to the tastes of our users. Web sites typically place a tracking program on a user's hard drive without the user's knowledge or consent. These programs automatically collect data on anyone visiting a Web site. Web site operators use these mechanisms for a variety of purposes, including the collection of data derived from users' Internet activity. Most currently available Web browsers allow users to elect to remove these mechanisms at any time or to prevent this information from being stored on their hard drive. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of these tracking mechanisms. Any reduction or limitation in the use of this software could limit the effectiveness of our sales and marketing efforts.

      We could face additional burdens associated with government regulation of and legal uncertainties surrounding the Internet. Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could increase our cost of doing business or otherwise have a material and adverse effect on our business, results of operations and financial condition. Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The law governing the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws governing intellectual property, copyright, privacy, obscenity, libel and taxation apply to the Internet. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. We also may be subject to future regulation not specifically related to the Internet, including laws affecting direct marketers.

Risks relating to our common stock

      Because we do not plan to pay cash dividends on our common stock, holders of shares of our common stock will not be able to receive any return unless they sell their shares. We do not anticipate declaring and paying cash dividends on our common stock at any time in the foreseeable future.

      We have never declared cash dividends on our common stock and we do not anticipate declaring and paying cash dividends on our common stock at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on our common stock will be made by our board from time to time in the exercise of its business judgment, taking into account, among other things, results of operations and financial condition, any then existing or proposed commitments by us for the use of available funds, and our obligations with respect to the holders of any then outstanding indebtedness or preferred stock. In addition, we may in the future issue debt securities or preferred stock or enter into loan agreements or other agreements that restrict the payment of dividends on, and repurchases of, our common stock.

      The substantial number of shares that are and will become eligible for sale after this offering may cause the market price of our common stock to drop significantly. To date we have issued 5,463,741 shares of our common stock to pay for our strategic acquisitions, we have agreed to issue an additional 1,720,392 shares in connection with our pending acquisition of CASS Communications, and we may be required to issue additional shares in connection with earnouts we agreed to in connection with our acquisitions of Triple Dot Communications, Inc. and Y Access, LLC and our pending acquisition of CASS. We anticipate that we will continue to pay for acquisitions by issuing additional shares of common stock for all or part of the acquisition purchase price and in connection with earnouts in connection with some or all of such acquisitions.

      In February 2001, we sold to one purchaser in a private placement 1,052,632 shares of our newly issued Series A convertible preferred stock, which initially are convertible into 877,193 shares of our common stock, and at the same time issued a warrant to purchase an additional 307,018 shares of our common stock. Then, in June, 2001, we sold to eight purchasers in a private placement 1,815 shares of our newly issued Series B convertible preferred stock, which initially are convertible into 1,551,282 shares of our common stock, and at the same time issued a warrant to purchase an additional 502,492 shares of our common stock. These securities, unlike the common stock, provide for protection upon the occurrence of certain stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions. In addition, the shares of Series B preferred stock provide for protection upon the issuance of additional shares of common stock or convertible securities at below specified prices. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise of the affected securities could increase. Subject to our satisfaction of specific conditions, we may require the holder to convert into common stock the shares of Series A preferred stock issued in the February 2001 private placement and we may redeem the related warrant. In addition, subject to our satisfaction of specific conditions, we may require that the shares of Series B preferred stock issued in the June 2001 private placement be converted into common stock. As of the date of this prospectus, we are not able to require conversion of the shares of Series A preferred stock, redeem the related warrant or require the holders of the Series B preferred stock to convert their shares into common stock. If we elect to redeem the warrant, its holder would most likely exercise the warrant because the holder would realize more value if it exercised the warrant than if it permitted us to redeem it.

      We may sell additional shares of preferred stock and other convertible securities in the future to raise additional capital as and when we deem it necessary or desirable, or to finance additional acquisitions. The shares we issue in connection with our acquisitions and those issued in the private placement generally are issued with registration rights that require us to register the shares for sale to the public upon request of the holders. Pursuant to such requirements, we have, as of July 1, 2001, registered 8,874,432 shares of common stock for sale to the public by their holders, not including the shares being offered by the prospectus. In addition, as of July 1, 2001, the holders of an additional 362,911 shares of common stock currently have the right to require that we register their shares for sale to the public. The occurrence of sales of such shares, or the perception that such sales could occur, could cause the amount of our common stock available, or perceived to be available, to exceed demand, which could cause the market price for our common stock to drop significantly.

      Our management and principal stockholders own approximately 40% of our outstanding common stock and could influence most matters requiring approval by our stockholders. Our directors, executive officers and five largest stockholders own, in the aggregate, shares of common stock and securities convertible into or exercisable for shares of our common stock representing approximately 40% of the outstanding shares of our common stock, calculated on a fully diluted basis assuming the exercise of all presently exercisable options and warrants, the conversion of all outstanding preferred stock and the issuance of 1,720,392 shares of common stock in connection with the pending CASS Communications acquisition. As a result, these stockholders, acting together, could influence significantly most matters requiring approval by our stockholders. In addition, our restated certificate of incorporation does not provide for cumulative voting with respect to the election of directors, including the election of the members of our board of directors. Such a concentration of ownership could affect the liquidity of, and have an adverse effect on the price of, our common stock, and may have the effect of delaying or preventing an acquisition or change in the control of our company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

                YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS
                      BECAUSE THEY ARE INHERENTLY UNCERTAIN

      This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding market expectations and opportunities, market share growth and new products and service expectations and capabilities. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially.

      When used in this prospectus, the words "anticipate," "believe," "estimate," "expect" and "intend" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Our actual future results may differ significantly from those stated in any forward-looking statements. These statements include statements regarding our ability to increase revenues, generate multiple revenue streams, increase visitors to our Web sites and build customer loyalty; our ability to develop our sales and marketing teams; our ability to capitalize on our sales and marketing efforts; our ability to capitalize on our promotions, sponsorship, advertising and other revenue opportunities; our ability to build the Alloy and CCS brand names, as well as the brand names of our subsidiaries, and develop our on-line community; our ability to develop commercial relationships with advertisers and other Web sites; our Web sites' appeal to marketers and users; our ability to meet anticipated cash needs for working capital and capital expenditures for the next 24 months; our ability to enhance our infrastructure technology, transaction-processing and automation capabilities of our Web sites; our ability to increase the efficiency of our supply chain and fulfillment system; our ability to expand into international markets; our ability to expand and utilize our name database; our ability to identify desirable products and to continue to limit our risks of our excess inventory; our continued ability to provide high levels of customer service and support; our ability to manage our vendors to maintain our profit margins; our ability to identify and integrate potential acquisitions and investments; and our continued ability to contact and successfully market to the increasing Generation Y audience.

      Such statements are based upon management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. We caution that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including but not limited to the following: our expected future losses; our planned sales and marketing campaigns may not attract sufficient additional visitors to our Web sites; our planned sales and marketing campaigns may not increase our revenues or generate additional revenue streams; we lack experienced management and personnel; we may fail to further develop our internal sales and marketing organization to attract promotions, sponsorship, advertising and other revenues; we may not be able to adapt as internet technologies and customer demands continue to evolve; increased competition in the online commerce market would reduce our revenues; our ability to make future strategic acquisitions on prices and terms favorable to us; and we may experience business disruptions with third parties that provide us with essential business operations.

      As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect our business, financial condition, operating results and stock price. We are not under any duty to update any of the forward-looking statements in this report to conform these statements to actual results, unless required by law.

      In evaluating this offering, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" beginning on page 4 of this document.

                                 USE OF PROCEEDS

      This prospectus relates to shares of our common stock being offered and sold for the accounts of the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering, but will pay certain expenses related to the registration of the shares of the common stock, and will receive the exercise price if certain of the selling stockholders exercise warrants to obtain shares. See "Plan of Distribution."

                              SELLING STOCKHOLDERS

      Based upon information available to us as of July 30, 2001, the following table sets forth the names of the selling stockholders, the number of shares owned, the number of shares registered by this prospectus and the number and percent of outstanding shares that will be owned after the sale of the registered shares, assuming all of the shares are sold. Except as otherwise set forth in the footnotes to the table, none of the selling stockholders has held any position or office or has had any other material relationship with us or any of our affiliates within the past three years other than as a result of its, his or her ownership of shares of equity securities. The information provided in the table and discussions below has been obtained from the selling stockholders. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which he or she provided the information regarding the shares beneficially owned, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933.

      The information set forth in the table assumes conversion of the Series A preferred stock a conversion price per share of Series A preferred stock of $11.40, conversion of the Series B preferred stock a conversion price per share of Series B preferred stock of $11.70, the exercise of all of the warrants issued in connection with the private placements of the Series A and Series B preferred stock and the issuance of 1,720,392 shares of common stock in connection with the completion of the pending CASS Communications acquisition. It also assumes that none of the 1,026,887 shares not yet issued but registered to satisfy our obligation contained in the registration rights agreement executed in connection with the private placement of the Series B preferred stock and related warrants will be issued.

      Pursuant to their terms, the Series B preferred stock and the related warrants are convertible or exercisable by a Series B holder only to the extent that the number of shares of common stock issuable on such conversion or exercise, together with the number of shares of common stock owned by that Series B holder and its affiliates (but not including shares of common stock underlying unconverted or unexercised options, warrants or convertible securities), would not exceed 4.99% of our then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, except that each holder may elect to waive this restriction as to itself by giving written notice to us at least sixty-one (61) days before the waiver is to become effective. Accordingly, the number of shares of common stock set forth in the table as beneficially owned by each Series B holder before and after the offering may exceed the number of shares of common stock that it could own beneficially at any given time as a result of its ownership of the Series B preferred stock and the related warrants.

      Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

                                          Shares Beneficially                       # of Shares after
                                          Owned Prior to the        Shares being    Completion of this
Name                                           Offering                Offered         Offering (1)
----                                           --------                -------         ------------
BayStar Capital, L.P.(2)(15)                    990,111               990,111                   0

BayStar International, Ltd.(3)(15)              424,333               424,333                   0

Bayview Partners(4)(15)                          67,893                67,893                   0

Bryan Cadogan(5)(6)                              93,462                28,469              64,993

Gary Colen (5)(6)                               168,361                28,469             139,892

Crosslink Crossover Fund III, L.P.(7)(15)       424,333               424,333                   0

Peter M. Graham(8)(15)                          141,366                 8,306             131,000

Peter M. Graham Money                            25,641                25,641                   0
  Purchase Plan and Trust(9)(15)

Elyssa Kellerman(10)(15)                         28,288                28,288                   0

Marta Loeb (5)(6)                                16,208                 4,360              11,848

Offshore Crosslink Crossover                     28,288                28,288                   0
  Fund III Unit Trust(4)(15)

Dwayne Pettigrew (5)(6)                           4,308                   998               3,210

St. Paul Venture Capital VI, LLC(12)          1,184,211             1,184,211                   0

Thunder Financial, LLC(13)(15)                   56,578                56,578                   0

Alan M. Weisman(5)(14)                        1,720,392             1,720,392                   0

------------------------------------

(1) The numbers assume that the selling stockholders have sold all of the shares offered hereby prior to completion of this Offering.
(2) Consists of 747,863 shares issuable upon conversion of our Series B preferred stock and 242,248 shares issuable upon conversion of a currently exercisable warrant.
(3) Consists of 320,512 shares issuable upon conversion of our Series B preferred stock and 103,821 shares issuable upon conversion of a currently exercisable warrant.
(4) Consists of 51,282 shares issuable upon conversion of our Series B preferred stock and 16,611 shares issuable upon conversion of a currently exercisable warrant.
(5) Sales of such shares are restricted pursuant to agreements entered into by us with the selling shareholders.

(6) Currently employed by Triple Dot Communications, Inc., a Delaware corporation that is our wholly-owned subsidiary.
(7) Consists of 320,512 shares issuable upon conversion of our Series B preferred stock and 103,821 shares issuable upon conversion of a currently exercisable warrant.
(8) Consists of (a) 38,892 shares directly owned, (b) 8,306 shares subject to currently exercisable warrants held by Mr. Graham individually, (c) 25,641 shares issuable upon conversion of Series B preferred stock held by the Peter M. Graham Money Purchase Plan and Trust, (d) 33,527 shares held by The LLZ 1997 Trust and (e) 35,000 shares subject to currently exercisable options held by Mr. Graham individually. Mr. Graham is a member of our Board of Directors. Mr. Graham also is a trustee of The LLZ 1997 Trust. Mr. Graham shares voting and investment power over the shares owned by The LLZ 1997 Trust, but has no pecuniary interest in its shares and therefore expressly disclaims beneficial ownership of those shares.
 (9) Consists of 25,641 shares issuable upon conversion of our Series B preferred stock. Peter Graham, a beneficiary and sole trustee of the Peter
     M. Graham Money Purchase Plan and Trust, is a member of our board of directors. See footnote 8 for a description of Mr. Graham's stockholdings. The Peter M. Graham Money Purchase Plan and Trust has no interest in any of the shares owned or controlled by Mr. Graham in any other capacity, and expressly disclaims beneficial ownership of such shares.
(10) Consists of 21,367 shares issuable upon conversion of our Series B preferred stock and 6,921 shares issuable upon conversion of a currently exercisable warrant.
(11) Consists of 21,367 shares issuable upon conversion of our Series B preferred stock and 6,921 shares issuable upon conversion of a currently exercisable warrant.
(12) Consists of 877,193 shares issuable upon conversion of our Series A preferred stock and 307,018 shares issuable upon conversion of a currently exercisable warrant.
(13) Consists of 42,735 shares issuable upon conversion of our Series B preferred stock and 13,843 shares issuable upon conversion of a currently exercisable warrant.
(14) Mr. Weisman will become President of our CASS Communications, Inc. subsidiary upon completion of the pending CASS Communications acquisition.
(15) The number of shares beneficially owned and being offered by the selling stockholder will be increased by a pro rata portion of the additional number of shares, if any, issuable following any adjustments to the number of shares issuable on conversion of the Series B preferred stock and exercise of the related warrants.

     On February 16, 2001, we completed the issuance and sale to St. Paul Venture Capital VI, LLC in a private placement of (i) 1,052,632 shares of our newly created Series A preferred Stock, $.01 par value per share, at a purchase price of $9.50 per share, and (ii) a warrant to purchase up to 307,018 shares of our common stock, $.01 par value per share (the "Common Stock"). The Series A preferred stock is convertible into common stock at an initial conversion price of $11.40 per share (subject to appropriate adjustments for stock splits and other combinations and certain dilutive events) without payment of any additional consideration. The Series A preferred stock accrues dividends in the amount of 3% per annum, payable solely in the form of additional shares of Series A preferred stock. The warrant is exercisable in whole or in part at any time on or prior to February 15, 2006 for an exercise price of $12.83 per share (subject to appropriate adjustments for stock splits and other combinations). We may require the holder to convert the Series A preferred stock, and may redeem the warrant for nominal consideration, at any time after February 15, 2003 if the reported closing sales price of our common stock exceeds $25 per share (subject to appropriate adjustments for stock splits and other combinations) for a period of 10 consecutive trading days.

     On June 19, 2001, we completed the issuance and sale to BayStar Capital, L.P., BayStar International, Ltd., Lambros, L.P., Crosslink Crossover Fund III, L.P., Offshore Crosslink Crossover Fund III Unit Trust, Bayview Partners, the Peter M. Graham Money Purchase Plan and Trust and Elyssa Kellerman of an aggregate of (i) 1,815 shares of our newly created Series B preferred Stock, $.01 par value per share, at a purchase price of $10,000 per share, and (ii) warrants to purchase up to 502,492 shares of common stock. The Series B preferred stock is convertible into common stock at an initial conversion price of $11.70 per share (subject to appropriate adjustments for stock splits and other combinations and certain dilutive events) without payment of any additional consideration. The Series B preferred stock accrues dividends in the amount of 5.5% per annum, payable quarterly in arrears either in the form of cash or an increase in the stated value of each share of Series B preferred stock at our option. We may require that the Series B preferred stock be converted into common stock at any time after June 19, 2002 if the reported closing sales price of the common stock equals or exceeds $20.475 per share (subject to appropriate adjustments for stock splits and other combinations) for the 20 consecutive trading days immediately before we make the conversion election and certain other conditions are met. Each warrant we issued in connection with the private placement of our Series B preferred stock is exercisable in whole or in part at any time on or prior to June 15, 2005 for an exercise price of $12.46 per share (subject to appropriate adjustments for stock splits and other combinations). As part of the issuance and sale of the Series B preferred stock and the related warrants we entered into a Registration Rights Agreement with the purchasers. In that agreement we agreed initially to register for resale a number of shares of common stock equal to 1.50 times the number of shares issuable as of the day prior to our filing of the registration statement that includes this prospectus on conversion of the Series B preferred stock and exercise of the related warrants. To satisfy that obligation, we have registered 1,026,887 more shares than the number of shares initially issuable on conversion of the Series B preferred stock and exercise of the related warrants. If the actual number of shares issued upon such conversion and exercise is more than the number we have registered under this prospectus, we will have to register additional shares for resale by certain of the selling shareholders.

      The shares being offered by Messrs. Cadogan and Colen were issued as part of earnouts we agreed to in connection with our acquisition of Triple Dot Communications, Inc. in December 2000 and our acquisition of Y Access, LLC in January 2001. The shares being offered by Mr. Pettigrew and Ms. Loeb were issued as part of the earnout we agreed to in connection with our acquisition of Y Access, LLC in January 2001.

                              PLAN OF DISTRIBUTION

      The shares of common stock to be sold by the selling stockholders in this offering have been listed on the Nasdaq National Market.

      We are registering the shares offered under this prospectus on behalf of the selling stockholders for resale of such shares from time to time after the date of this prospectus. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the named selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders, subject to reimbursement as described below. We will not receive any proceeds from the sales of shares by the selling stockholders but will receive the exercise price on their exercise of warrants to acquire shares.

      Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions otherwise than on the Nasdaq National Market or in the over-the-counter market, through put or call options transactions relating to the shares (whether such options are listed on an options exchange or otherwise), through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers.

      In connection with the sale of shares, the selling stockholders may: enter into hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; sell short or deliver shares to close out positions; or loan shares to brokers, dealers or others that may in turn sell such shares.

      The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (that compensation as to a particular broker-dealer might be in excess of customary commissions). One of the selling stockholders, Alan M. Weisman, has agreed to effect all of his shares only through BancBoston Robertson Stephens, Inc. or another securities firm agreeable to him and us.

      The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by those broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

      Because the selling stockholders may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

      The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144.

      Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution for an exercise price of $ .01 per share or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. That supplement will disclose

      o the name of the selling stockholder(s) and of the participating broker-dealer(s),

      o  the number of shares involved,

      o  the price at which such shares were sold,

      o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

      o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

      o  other facts material to the transaction.

      We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933.

                                  LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for Alloy by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Certain attorneys at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., beneficially own an aggregate of 3,300 shares of our common stock.

                                     EXPERTS

      The financial statements of Alloy and its subsidiaries as of January 31, 2001, 2000 and 1999, have been incorporated by reference herein in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our Common stock is listed and traded on the Nasdaq National Market under the symbol "ALOY."

      This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

      The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares offered by this prospectus:

      o Annual Report on Form 10-K for the fiscal year ended January 31, 2001, filed on May 1, 2001;

      o  Definitive Proxy Statement, filed on May 31, 2001;

      o Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001, filed on June 14, 2001;

      o  Current Report on Form 8-K, filed on June 20, 2001;

      o  Current Report on Form 8-K, filed on July 9, 2001; and

      o The description of the our common stock contained in the Registration Statement on Form S-1 declared effective by the Commission on May 13, 1999, including any amendment or report filed for the purpose of updating such description.

         You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address:

                               Alloy Online, Inc.
                        151 West 26th Street, 11th Floor
                               New York, NY 10001
                                 (212) 244-4307
                          Attention: Samuel A. Gradess

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

      SEC registration fee.................................     $   24,273
      Transfer Agent and Registrar fees....................          2,500
      Accounting fees and expenses.........................          5,000
      Legal fees and expenses..............................         45,000
      Printing and mailing expenses........................          5,000
      Miscellaneous........................................          5,000

      Total................................................     $   86,773

Item 15. Indemnification of Directors and Officers.

      Incorporated herein by reference from our Registration Statement on Form S-1, File No. 333-74159.

Item 16. Exhibits.

      See Exhibit Index on page II-5.

Item 17. Undertakings.

      (a) The Registrant hereby undertakes:

                  (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                              (i) To include any prospectus required by Section
                        10(a)(3) of the Securities Act of 1933;

                              (ii) To reflect in the prospectus any facts or
                        events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                              (iii) To include any material information with
                        respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13(a) or Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the issuer's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering hereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 30, 2001.

                               ALLOY ONLINE, INC.
                               (Registrant)


                               By:  /s/  Matthew C. Diamond
                                  -----------------------------------------
                                   Name:   Matthew C. Diamond
                                   Title:  Chief Executive Officer and Chairman



                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Matthew C. Diamond and Samuel A. Gradess, and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

      In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates indicated.


         Signatures                         Title                   Date

   /s/ Matthew C. Diamond
----------------------------
     Matthew C. Diamond       Chief Executive Officer            July 30, 2001
                              (Principal Executive Officer)
                              and Chairman



   /s/ Samuel A. Gradess
----------------------------
     Samuel A. Gradess        Chief Financial Officer            July 30, 2001
                              (Principal Financial and
                              Accounting Officer), Secretary
                              and Director


 /s/ James K. Johnson, Jr.
----------------------------
   James K. Johnson, Jr.      President, Chief Operating         July 30, 2001
                              Officer and Director

    /s/ Peter M. Graham
----------------------------
      Peter M. Graham         Director                           July 30, 2001


     /s/ David Yarnell
----------------------------
       David Yarnell          Director                           July 30, 2001


     /s/ Edward Monnier
----------------------------
       Edward Monnier         Director                           July 30, 2001

                                  Exhibit Index

                                   DESCRIPTION

EXHIBIT
NUMBER

4.1* Restated Certificate of Incorporation of Alloy Online, Inc. (incorporated by reference as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Registration Number 333-74159)).

4.2* Restated Bylaws (incorporated by reference as Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (Registration Number 333-74159)).

4.3* Form of Common Stock Certificate (incorporated by reference as Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (Registration Number 333-74159)).

5.1   Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.

23.1  Consent of Arthur Andersen LLP, Independent Accountants

23.2  Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. (included in
      Exhibit 5.1)

24.1  Power of Attorney (included on the signature page)





*Previously filed


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